Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Provides Further Update on Nasdaq Trading Halt – Confirms Submission of Paperwork for DRS Eligibility

Vancouver, BC, March 6, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF; NASDAQ: VFF) is providing a further update regarding the recent halt in trading of its common shares on the Nasdaq Stock Market (“Nasdaq”). As previously reported, Nasdaq recently advised Village Farms that its common shares were not part of the Depository Trust Clearing Company DRS/DWAC system, which is a mandatory requirement for listing on Nasdaq. At the time of the Company’s application to Nasdaq, the Company provided Nasdaq with information generated from a third-party which incorrectly confirmed that Village Farms’ common shares would be included in the DRS/DWAC system at the commencement of their trading on Nasdaq.

Village Farms has now taken the appropriate steps to correct this situation. An application for DTC Eligibility has been filed on Village Farms’ behalf. Upon approval, Village Farms’ shares will be DTC Eligible, and included in the DRS/DWAC system. This will remedy the deficiency in listing requirement. It is the Company’s expectation that its shares will resume trading on Nasdaq upon approval of its DTC Eligibility application.

Village Farms’ common shares continue to trade on the Toronto Stock Exchange under the symbol “VFF”.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields, for multi-state outdoor hemp cultivation and CBD extraction.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), including those related to the Nasdaq listing and trading of its common shares. Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, Village Fields, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com